SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JUNE , 2003.
                                          ------  ----

                              IMA EXPLORATION INC.
                   -------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                       IMA Exploration Inc.
                                       (Registrant)

Date   June 16, 2003                   By  /s/ William Lee
     ------------------------------        -------------------------------------
                                              (Signature)



William Lee, Director and Chief Financial Officer
---------------------------------------------------------------------
1 Print the name and title of the signing officer under his signature.

                                 BC FORM 53-901F

                                    (FORM 27)

                                 Securities Act


                             MATERIAL CHANGE REPORT

              Section 85(1) of the Securities Act, British Columbia
                          (the "British Columbia Act")
        Section 118(1) of the Securities Act, Alberta (the "Alberta Act")
        Section 75(2) of the Securities Act, Ontario (the "Ontario Act")


1.     REPORTING ISSUER

       The full name of the Issuer is IMA Exploration Inc. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

       #709 - 837 West Hastings Street
       Vancouver, BC
       V6C 3N6
       Phone:  (604) 687-1828

2.     DATE OF MATERIAL CHANGE

       June 16, 2003

3.     PRESS RELEASE

       A press release dated June 16, 2003, a copy of which is attached, was released through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Ontario Securities Commissions.

4.     SUMMARY OF MATERIAL CHANGE(S)

       Please see attached press release for details.

5.     FULL DESCRIPTION OF MATERIAL CHANGE

       Please see attached press release for full details.

6. RELIANCE ON SECTION 85(2) OF THE BRITISH COLUMBIA ACT, SECTION 118(2) OF THE ALBERTA ACT AND SECTION 75(3) OF THE ONTARIO ACT

       Not Applicable

7.     OMITTED INFORMATION

       Not Applicable

8.     SENIOR OFFICER

       The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

       William Lee
       Chief Financial Officer
       Phone:  (604) 687-1828

9.     STATEMENT OF SENIOR OFFICER

       The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia, this 16th day of June, 2003.




                                            /s/ William Lee
                                            ------------------------------------
                                            William Lee, Chief Financial Officer

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

NEWS RELEASE                                                       JUNE 16, 2003


     IMA EXPANDS BONANZA GRADE SILVER MINERALIZATION AT NAVIDAD BY OVER 50%

IMA Exploration Inc. (IMR-TSX.V) is pleased to announce a progress report on assays received from the bonanza grade feeder structures and structurally controlled breccias at Navidad Hill (one zone within the 5.8 kilometre overall Navidad system). The strike length of bonanza grade structures has been extended by over 50% to a current total of 636 metres (from 402 metres previously announced), with a length weighted average of 162 ounces per ton (oz/t) silver (5,546 g/t), 3.8% copper and 9.8% lead. Individual samples of bonanza grade silver-copper-lead mineralization have returned remarkable values of up to 1,475 oz/t (50,520 g/t) silver.

The 70 kilometre IP/Resistivity survey is nearing completion and preliminary results show an excellent correlation between mapped mineralization and chargeability; in addition, significant anomalies have been delineated under cover. Additional detailed sampling of replacement style mineralization (Previously reported exposed over several kilometers with an average grade of 4.61 oz/t [158 g/t] silver and 8.9% lead) is complete and results will be released when they are received in full. Results from ongoing gravity, magnetic, and IP/Resistivity geophysical work will be released as they are received and evaluated by IMA Geologists.

The Navidad discovery is without precedent in Patagonia and represents an exciting new style of mineralization for the region. A close geologic analogue for Navidad is the Eskay Creek Mine in British Columbia. Navidad is very well located and is less than 1 km from a provincial gravel highway, 45 km from the nearest town, 45 km from major high-voltage power lines, 190 km from a railway line, and 340 km from a deep-sea port.

Please refer to the Detailed Technical Summary in the appendix of this news release or IMA's web site (www.imaexploration.com) for more detailed results.

IMA Exploration Inc. has a strong treasury to fund its exploration objectives. The Company focuses on quality exploration work designed to define economic gold and silver deposits in Argentina and Peru. IMA has put together an enviable property portfolio including over 37 well-located, high-potential projects and is continuing to add to this package through grass-roots exploration and staking.

ON BEHALF OF THE BOARD

"Joseph Grosso"
------------------------------------
Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

                      APPENDIX - Detailed Technical Summary

Mineralization at Navidad Hill consists of bonanza-grade feeder structures hosted by felsic flow dome rocks (often with peripheral calcite-barite veins), structures within carapace breccia that mantles the flow dome, and mineralized carapace breccias. These mineralization styles have now been mapped over an area 475 metres long by 60 to 140 metres wide. Within this area, 636 cumulative metres of structurally-controlled, bonanza-grade mineralization has been mapped, as has 537 metres of calcite-barite veins. In addition, interpretation of mapping suggests carapace breccia-hosted mineralization is the predominant rock type in three areas of 50 by 150 metres, 18 by 20 metres, and 20 by 25 metres, respectively. A total of 259 rock samples have been collected of which 242 are continuous chip samples. The following Table 1 summarizes results of the rock chip sampling.

 Table 1: Length-weighted average grades for Navidad Hill mineralization styles


                                              Total      Mapped lengths
                               Number of    length of          of
Mineralization Type             samples     sampling     mineralization    Length-Weighted Average Grade
                                            (metres)        (metres)
------------------------------ ----------- ------------ ------------------ --------------------------------------------
                                                                           Silver      Silver     Copper     Lead
                                                                           (oz/ton)    (g/t)      (%)        (%)
                                                                           ----------- ---------- ---------- ----------

Bonanza-Grade Feeder           83          55.3         466                172.0       5,889      3.46       11.82
Structures in Dome
------------------------------ ----------- ------------ ------------------ ----------- ---------- ---------- ----------
Structures within carapace     36          29.8         170                146.2       4909       4.42       6.16
breccia
============================== =========== ============ ================== =========== ========== ========== ==========
TOTAL BONANZA GRADE
STRUCTURES                     119         85.1         636                162         5,546      3.79       9.84
------------------------------ ----------- ------------ ------------------ ----------- ---------- ---------- ----------
Mineralized Carapace Breccia   50          51.7         Not applicable     110.5       3,785      3.72       2.07
------------------------------ ----------- ------------ ------------------ ----------- ---------- ---------- ----------
Calcite-Barite Veins           30          21.9         537                7.1         245        0.38       0.16
------------------------------ ----------- ------------ ------------------ ----------- ---------- ---------- ----------
Other structures not           17          16.5         169                2.3         80         0.63       1.15
obviously mineralized
------------------------------ ----------- ------------ ------------------ ----------- ---------- ---------- ----------
Calcite-barite hydrothermal    8           21.9         Not applicable     1.9         66         0.27       0.03
breccia
------------------------------ ----------- ------------ ------------------ ----------- ---------- ---------- ----------
Felsic flow dome               12          13.35        Not applicable     1.0         35         0.33       0.10
------------------------------ ----------- ------------ ------------------ ----------- ---------- ---------- ----------
Volcanic Tuff                  6           5.1          Not applicable     45.8        1567       0.38       1.60
------------------------------ ----------- ------------ ------------------ ----------- ---------- ---------- ----------
Total                          242
------------------------------ ----------- ------------ ------------------ ----------- ---------- ---------- ----------


Recent mapping has shown that the carapace breccia forms a thin unit which mantles the felsic flow dome and represents the uppermost portions of the Navidad mineralizing system. Structurally-controlled mineralization within the breccia suggests that the flow dome containing bonanza-grade structures may be locally present beneath this unit. At the southeast end of the Navidad Hill Mineralized Zone, mineralization and flow dome is overlain by a thin layer of post-mineralization volcanic tuff. Soil sample results and a few isolated rock samples suggest that bonanza-grade mineralization and flow dome may extend further to the southeast beneath this tuff.

Widths of the mapped bonanza-grade structures are variable, ranging from less than one metre to 3.3 metres. An average width cannot yet be determined due to soil cover that often obscures the contacts. Table 2 shows individual and composite assays from select examples of wider intersections.

Mapping used to constrain the calculations of average grades presented here was done at 1:500 scale, or greater detail, using surveyed grid pickets spaced at 20 metre intervals, and tape measures to obtain the best possible accuracy. The width of each sampled interval was measured and recorded in the field.

Length weighted average grades were calculated by taking the sum of the length of each sample multiplied by its grade divided by the sum of the lengths. Gaps between samples due to soil cover were conservatively included assuming the length of the gap has zero grade. This was done for each mineralization style within each of eight domains defined on the basis of host lithology and mineralization types present. Average grades of each mineralization style were then calculated for the entire area. A listing of selected samples and sample composites is shown in Table 2 and a complete listing of the summary data for all 242 continuous chip samples taken from the Navidad Hill area is shown in Table 1.

                Table 2: Selected sample composites Navidad Hill.


                                                                     Sampling gaps
Mineralization type(s)             Samples               Length      included at     Silver      Copper     Lead
                                                         (metres)    zero grade      (g/t)       %          %
                                                                     (metres)
---------------------------------- --------------------- ----------- --------------- ----------- ---------- -----------

Feeder Structure in dome           66916-66918           4.00        1.05            1,991       2.89       0.51
---------------------------------- --------------------- ----------- --------------- ----------- ---------- -----------
Feeder Structure in dome           M1098-M1099*          1.45                        11,021      1.13       3.11
---------------------------------- --------------------- ----------- --------------- ----------- ---------- -----------
Feeder Structure in dome           M1085-M1087*          2.35                        8,444       3.09       23.95
---------------------------------- --------------------- ----------- --------------- ----------- ---------- -----------
Feeder Structure in dome           66912                 0.73                        21,710      13.05      3.84
---------------------------------- --------------------- ----------- --------------- ----------- ---------- -----------
Feeder Structure in dome           66914                 1.15                        10,140      8.36       6.10
---------------------------------- --------------------- ----------- --------------- ----------- ---------- -----------
Structure in Breccia               66845-66846           2.25                        6,037       1.89       10.99
---------------------------------- --------------------- ----------- --------------- ----------- ---------- -----------
Structure in Breccia               66888-66890           3.11                        4,385       4.09       0.86
---------------------------------- --------------------- ----------- --------------- ----------- ---------- -----------
Structure in Breccia               66838-33829           0.84                        3,149       3.19       0.15
---------------------------------- --------------------- ----------- --------------- ----------- ---------- -----------
Structure in Breccia               66845-66846           2.25                        6,037       1.89       10.99
---------------------------------- --------------------- ----------- --------------- ----------- ---------- -----------
Structure in Breccia               66826                 0.72                        11,400      2.49       24.41
---------------------------------- --------------------- ----------- --------------- ----------- ---------- -----------
Structure in Breccia               66832                 0.52                        14,600      5.97       0.27
---------------------------------- --------------------- ----------- --------------- ----------- ---------- -----------
Mineralized Breccia                66951-66952           2.40                        2,419       3.26       17.09
---------------------------------- --------------------- ----------- --------------- ----------- ---------- -----------
Mineralized Breccia                66945-66946           3.40                        1,490       6.89       0.04
---------------------------------- --------------------- ----------- --------------- ----------- ---------- -----------
Mineralized Breccia                66978                 0.9                         50,520      7.11       0.22
---------------------------------- --------------------- ----------- --------------- ----------- ---------- -----------
Mineralized Breccia                66974                 2.37                        14,890      2.72       0.21
---------------------------------- --------------------- ----------- --------------- ----------- ---------- -----------
Feeder Structure in dome +         66954-66956           4.90        0.4             2,090       1.39       11.65
barite-calcite vein
---------------------------------- --------------------- ----------- --------------- ----------- ---------- -----------
Feeder Structure in dome +         66912-66913           1.43                        11,551      6.80       2.26
barite-calcite vein
---------------------------------- --------------------- ----------- --------------- ----------- ---------- -----------
Structure in Breccia +             66892-66893**         2.70        0.45            2,763       5.85       4.21
Mineralized Breccia
---------------------------------- --------------------- ----------- --------------- ----------- ---------- -----------
                                   66892-66893 and
Structure in Breccia +             66919-66927 and       16.22       4.85            1,330       2.45       1.61
Mineralized Breccia                66914
---------------------------------- --------------------- ----------- --------------- ----------- ---------- -----------
Structure in Breccia +             66827, M4008          3.07        0.6             2,823       3.53       4.30
Mineralized Breccia
---------------------------------- --------------------- ----------- --------------- ----------- ---------- -----------
Structure in Breccia +             M1092-M1094*          3.30                        7,719       4.22       14.73
Mineralized Breccia
---------------------------------- --------------------- ----------- --------------- ----------- ---------- -----------


Note: * indicates previously released results; ** interval included within following composite



                Table 3: Effect of Cutting on grade averages for
                   Navidad Hill Bonanza Mineralization style.


                                       Number of     Cutting factor used
Basis of Calculation                   samples       (g/t Silver)            Average Grades
-------------------------------------- ------------- --------------------    ------------------------
                                                                             Silver       Silver
                                                                             (Oz/ton)     (g/t)
                                                                             -----------  -----------

Simple arithmetic average              83            None                    190          6,511
-------------------------------------- ------------- --------------------    -----------  -----------
Uncut LWA grade                        83            None                    172.0        5,889
-------------------------------------- ------------- --------------------    -----------  -----------
Cut LWA  90th percentile               83            15,000                  164          5,635
-------------------------------------- ------------- --------------------    -----------  -----------
Cut LWA  twice standard deviation      83            11,000                  155          5,311
-------------------------------------- ------------- --------------------    -----------  -----------
LWA = Length Weighted Average
-----------------------------------------------------------------------------------------------------

Inspection of the data shows that silver grades are not strongly skewed by a few very high grade samples influencing the average grade and therefore cutting of higher grade samples is probably not warranted at Navidad Hill. Table 3 shows the effects of applying cutting factors of 15,000 g/t silver and 11,000 g/t silver (90th percentile and two standard deviations, respectively) to be minimal.

A comprehensive check assay program has been undertaken since the discovery of Navidad. ALS Chemex is the primary laboratory and receives, prepares and assays all the samples. Randomly selected samples are sent to Alex Stewart (Assayers) Argentina S. A. who acts as the secondary laboratory. At the time of writing 70 check samples (approximately 12% of all samples) have been analyzed by both laboratories. Data for these 70 samples for silver, copper and lead have been systematically analyzed and there is excellent correlation between the two laboratories for all samples with the exception of one low-grade silver sample which is under further review. Dr. Paul Lhotka, P.Geo. is the "Qualified Person" on the Navidad Project and has personally supervised all data collection on the property.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.